UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2018
Commission File Number 001-33922
DRYSHIPS INC.
109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
DryShips Inc. (the "Company") hereby announces the availability of the Notice of Annual Meeting of Shareholders (the "Notice of Annual Meeting") and proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Shareholders (the "Meeting"), to be held at the Company's offices located at 109 Kifissias Avenue and Sina Street, GR 151 24, Marousi, Athens, Greece, on July 16, 2018 at 4:00 p.m., local time. The Notice of Annual Meeting and Proxy Statement were mailed on or about June 25, 2018 to shareholders of record as of June 4, 2018, and can also be found on the Company's website at: http://drys.agmdocuments.com/AGM2018.html.
Attached to this Report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting, the Proxy Statement and the proxy card for the Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRYSHIPS INC.
(Registrant)

Dated: June 25, 2018	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer